

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

<u>Via E-mail</u>
Yuval Viner
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re: B.O.S. Better Online Solutions Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 16, 2013**
> **File No. 333-191183**
> **Registration Statement on Form F-3**
> **Filed September 12, 2013**
> **File No. 333-191117**

Dear Mr. Viner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form F-3, File No. 333-191183</u>
<u>Filed September 16, 2013</u>

<u>General</u>

1.   Please revise to clarify that although you are seeking to register 122,500 ordinary shares for resale under your Standby Equity Distribution Agreement, based on your current market price, it is unlikely that you will be able to raise the maximum amount of $600,000 from YA Global Master SPV Ltd. from these shares. In addition, disclose the

number of shares that you expect to sell under the equity line based on the current market price.

Prospectus Summary

The Offering

Standby Equity Distribution Agreement, page 4

2.   Please revise to describe the automatic reduction of the Advance Notice amount of 20% for each day during the pricing period that your ordinary shares are less than 90% of the market price on the day the Advance Notice is delivered, as provided in section 2.01(b) of the Standby Equity Distribution Agreement. Consider including an example of how this provision could impact the company's ability to sell shares under the agreement.

Undertakings, page 30

4.   Please revise your registration statement to remove the undertakings that are not applicable to resale offerings, such as those pursuant to Item 512(a)(6) and/or (i) of Regulation S-K. We note similar language in your registration statement on Form F-3, file number 333-191117.

Exhibit 4.1

5.   Please file your Standby Equity Distribution Agreement in its entirety, including omitted exhibits, schedules and attachments.

Exhibit 5.1

6.   Your legality opinion that the shares being offered, upon issuance, will be duly authorized, validly issued, fully paid and non-assessable is subject to "assumptions, comments, qualifications, limitations and exceptions stated herein …." Please provide a revised legality opinion that specifically identifies and adequately discusses any such limitation or exception to your opinion, or remove such language. We note similar language in your legality opinion filed with your registration statement on Form F-3, file number 333-191117.

7.   Please provide a revised legality opinion that removes the language that the opinion is "furnished to you solely in connection with the Registration Statement and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express prior written permission." We note similar language in your legality opinion filed with your Form F-3, file number 333-191117. Investors are entitled to rely on these

opinions. Please refer to paragraph II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 19, 2011) for further guidance.

Registration Statement on Form F-3, File No. 333-191117
Filed September 12, 2013

Prospectus Summary, page 3

8.   Please revise your prospectus summary and risk factor sections to describe the concurrent resale offering on behalf of YA Global Master SPV Ltd. (Form F-3, File No. 333-191183). You should provide specific quantitative and qualitative disclosure regarding the impact of the concurrent resale offering. For example, your disclosures should clarify the maximum number of securities covered by the concurrent registration statement and the percentage of your outstanding securities that those shares represent.

Selling Shareholders, page 18

9.   Please revise to clarify whether Catalyst Private Equity Partners (Israel) II L.P. or Telegraph Hill Capital Fund I, LLC are affiliated with broker-dealers. If so, please revise to clarify whether they purchased their shares in the ordinary course of business and whether, at the time of purchase of the securities to be resold, they had any agreements or understandings, directly or indirectly, with any person to distribute the securities. We note that Catalyst is an affiliate of Cukierman & Co. Investment House Ltd., which appears to be a broker-dealer offering investment banking services to you.

10.   Please revise to describe the business development services provided by Cukierman & Co. Investment House Ltd. in exchange for the securities offered in this registration statement. Your Business Development Addendum to the Services Agreement filed as Exhibit 4.4 to your Form 20-F filed June 30, 2010 refers to activities that do not appear to be underwriting or investment banking activities. Also, please clarify the number of ordinary shares Cukierman & Co. received for business development services that are not related to investment banking services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        R. Brian Brodrick, Esq.
        Phillips Nizer LLP